BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to article 12 of the CVM Instruction 44, as of August 23, 2021, announces to its shareholders and the market in general that it received, on July 5th, 2023, after the market closed, a notice from BlackRock, Inc. (“BlackRock”), on behalf of some of its clients and as their investment administrator, to inform that, it acquired 50,029,300 common shares and 4,416,627 American Depositary Receipts (“ADRs”), representing 4,416,627 common shares, totaling 54,445,927 common shares, representing approximately 5.029% of the total common shares issued by the Company and 8,353,388 cash-settled derivative financial instruments referenced in common shares, representing approximately 0.771% of the total common shares issued by the Company.

BlackRock further declared that:

(i)	The objective of the above mentioned equity participation is strictly investment, not to change the shareholding control or the administrative structure of the Company; and
(ii)	BlackRock has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

The correspondence received from BlackRock is filed at the Company’s headquarter.

São Paulo, July 6th, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.